FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 9, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Deloitte Touche Tohmatsu
Consultores Ltda.
Rua Alexandre Dumas, 1981
São Paulo - SP – 04717-906
Brasil

Tel: + 55 (11) 5186-1000
Fax: + 55 (11) 5186-1024
www.deloitte.com.br

May 2nd , 2012

To	and
Marfrig Alimentos S.A.	BRF Brasil Foods S.A.
Av. Chedid Jafet, 222, Bloco A	Rua Hungria, 1400
São Paulo – SP	São Paulo - SP

Att.: Sr. Carlos Roberto Duarte	Att.: Sr. Antonio Zanella
Sr. Eduardo de Oliveira Miron	Sr. Marcos Roberto Badollato

Ref.: Business Valuation Report

Dear Sirs,

As per your request, we have performed the business valuation services of the selected assets of Marfrig Alimentos S.A. (Marfrig), which will be part of the assets exchange (Transaction) with BRF Brasil Foods S.A. (BRF), in accordance with the terms of the Assets Exchange Contract (Exchange Contract – “Contrato de Permuta de Ativos e Outras Avenças”), signed by Marfrig and BRF on March 20th, 2012. The Transaction aims to fulfill the requirements of the Brazilian Council of Economic Protection (CADE – “Conselho Administrativo de Defesa Econômica”), set forth on the Performance Commitment Agreement (TCD – “Termo de Compromisso de Desempenho”), signed by BRF in July 2011. The valuation base date is December 31st, 2011, whose results are presented in this Report.

Marfrig’s assets involved in the Transaction are the processed food industrial plants and San Jorge’s slaughter plant (together denominated Quickfood Pro Forma). These plants will be segregated from the remaining operations of Quickfood S.A. (Quickfood or Company), where 90.05% of the equity is owned by Marfrig.

Therefore, we were hired by Marfrig and BRF, as independent appraisers, to estimate the economic value of Quickfood Pro Forma, to support Marfrig’s and BRF’s strategic decisions regarding the Transaction, within the scope of the Exchange Contract scope. No other objective can be implied or inferred and this document is intended for restricted use, exclusively for the purpose described above.

“Deloitte” refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

VALUE DEFINITION AND METHODOLOGY

In the present study, we have adopted the Income Approach, focused on the Present Value of the Discounted Future Cash Flows. This methodology is based on the concept that an ongoing business’s economic value is directly related to the present value of Quickfood Pro Forma’s net cash flows generated in the future.

In estimating Quickfood Pro Forma’s economic value, we applied the fair market value concept, defined as the price (expressed in terms of money or money’s worth) obtainable in an open and unrestricted market transaction, between informed and prudent parties, acting independently and under no coercion to act.

VALUATION RESULTS

Based on the information provided, on the analysis, the mains considerations and assumptions as described in the following Report, we estimate the economic value of Quickfood Pro Forma, as of December 31st, 2011, is at R$518 millions (five hundred and eighteen millions Reais), presented as follows:

Present Value of Cash Flows (US$ million)	67
(+) Perpetuity (US$ million)	186
Operational Value (US$ million)	253
(+) Economic Adjusments (US$ million)	23
Economic Value (US$ million)	276
Exchange Rate R$/US$*	1,88
Total Economic Value (R$ million)	518
Marfrig's Stockholders' interest	90,05%
Proportional Economic Value (R$ million)	466

* Source: Brazilian Central Bank - as of 12/31/11.

We remain at your service for any further clarification that you may require.

Truly yours,

DELOITTE TOUCHE TOHMATSU
onsultores Ltda.

Portuguese version signed by
Pieter Freriks
Partner

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

Contents

Important Notes	4

Brief Description of the Companies and TCD	7

Market Overview	16

Valuation Methodology	25

Documents Received	28

Discount Rate	30

Valuation Assumptions	33

Valuation Results	43

Glossary and Formulas	45

Representation Letter	49

Attachments	53

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Important Notes

  Deloitte Touche Tohmatsu Consultores Ltda. (Deloitte Consultores) was engaged by the Management of Marfrig Alimentos S.A. (Marfrig ), to prepare the business valuation of Marfrig’s selected assets (TCD Assets ), that will be part of the assets exchange (Transaction ) with BRF Brasil Foods S.A. (BRF), in accordance with the Assets Exchange Contract (Exchange Contract – “Contrato de Permuta de Ativos e Outras Avenças ”), signed by Marfrig and BRF on March 20th, 2012. The Transaction aims to fulfill the requirements of the Brazilian Council of Economic Protection (CADE – “Conselho Administrativo de Defesa Econômica ”), set forth on the Performance Commitment Agreement (TCD – “Termo de Compromisso de Desempenho ”), signed by BRF in July 2011. The valuation base date is December 31st, 2011, and the results are presented in this Report;
  The Valuation engagement was based, among others, on the following information or documents made available to Deloitte Consultores: (i) historical financial and operational information of Marfrig’s selected assets, which will be part of the Transaction ; (ii) public information regarding the business market of Marfrig and Quickfood S.A. (Quickfood or Company ), together designated as Companies ; and (iii) discussions with the Companies’ Management regarding the historical and future performance of Marfrig’s selected assets, which will part of the Transaction . The information used in the Valuations are detailed in section “Documents Received” of this Report;
  Our engagement did not include any independent verification of the data and information provided by the Companies’ Management, nor did it constitute an audit as per generally accepted auditing standards. Therefore, we are not issuing any opinion on the financial statements of the Companies or any other related and/or subsidiary company;
  The estimates and projections discussed with the Companies’ Management, particularly those which occurrence depends on future uncertain events reflect the best assessment of their Management regarding the performance of the Company’s operations and its market;
  It is important to emphasize that Deloitte Consultores is not responsible for, nor does it provides, any guarantees with respect to attainment of the projections contained in this Report, as such projections are based on expectations and strategic plans of the Companies Management;
  Deloitte Consultores does not express hereby any judgment in relation to distribution of the economic value among the various types and/or classes of the Companies’ shares or other company or assets of the Group shares;
  This Report does not represent any proposal, request, advice or recommendation by Deloitte Consultores on the assets exchange Transaction to be negotiated between the involved parties, with such decision being the sole and exclusive responsibility of the shareholders and the Management of Marfrig and BRF;

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Important Notes

  The shareholders should perform their own analyses and must consult their own legal, fiscal and financial consultants with the purpose of setting their own opinions about the Transaction and its related risks. Thus, both Deloitte Consultores and its associated companies, associates and professionals are exempted from any responsibility for all and any loss resulting from the Transaction ;
  Deloitte Consultores cannot be held liable for direct or indirect losses or lost profits resulting from the use of this Report;
  Deloitte Consultores declares that: (i) there are no conflicts or sharing of interests, currently or potentially, with Marfrig or BRF; (ii) the shareholders or the Management of Marfrig and Quickfood have not directed, harmed or practiced any acts that may have limited our access or use to information, knowledge, documentations or methodologies relevant for the quality of the conclusions on the preformed work;
  This Report is not intended for general circulation, nor can be reproduced or used with another purpose than that aforementioned without our previous written authorization either, with the exception of the use within the Transaction scope, by Marfrig’s auditors and advisors, as well as by the CADE council members and the capital market regulating entities. We assume no responsibilities or contingencies for damages caused or fortuitous loss incurred by any of the parties involved as a result of the circulation, publication, reproduction or use of this document with a purpose different from the proposed one; and
  We reserve the right, but do not bind ourselves, to revise all the calculations included or referred to in this Report if we so judge it necessary, in light of any information that comes to our knowledge after the issue of this Report.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Description of the Companies and TCD

Introduction

Marfrig is one of the world’s largest companies operating in the food industry based on animal protein (beef, pork, poultry and fish).

With 90 thousand employees distributed across 22 countries in the five continents, Marfrig is the largest ovine producer in South America, the largest poultry producer in the United Kingdom and the largest beef company in Argentina.

The companies controlled by Marfrig include: Marfood USA, Tacuarembó, Quickfood, Moy Park, Seara and KeystoneFood.

Marfrig’s main brands are: Seara, Bassi and Montana in Brazil; Paty, in Argentina; Tacuarembó, in Uruguay; Patagonia, in Chile; Moy Park, in Europe; Pemmican in the USA.

Marfrig’s Historical Performance

Approximately 50% of Marfrig ’s revenue derives from products in natura, approximately 37% relates to finished and processed products and 13% relates to ovine, leather and other products.

The 65% increase in Marfrig’s 2010 net revenues resulted from the acquisition of KeystoneFoods that individually achieved a net revenue of approximately R$4.8 billion. On a pro forma basis, net revenue increased by 13.4%.

In 2011, Marfrig’s net revenue grew 38%. Such growth reflects the positive performance of Moy Park and Keystone international market, as well as the year end seasonality, which boosted sales in the last quarter of 2011.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Description of the Companies and TCD

Marfrig’s Historical Performance (cont. )

Marfrig’s EBITDA margin grew from 7.5% in 2009 to 9.5% in 2010. The company attributes this growth to optimization of the production capacity, improvements in the foodservice sector, increased exports to European customers and synergies gains with Seara’s operations.

In 2011, despite the absolute growth of 18%, Marfrig’s EBITDA margin reduced to 8.1%, reflecting the increase in cattle and grains cost during the first semester.

Performance Commitment Agreement

As mentioned, in May 2009, Sadia and Perdigão signed an Association Agreement for the unification of their operations, whereby Sadia became a wholly-owned subsidiary of Perdigão , creating BRF.

This Association Agreement between Sadia and Perdigão was submitted to the Administrative Council for Economic Defense (CADE), in compliance with the legal requirements of Article 54 of Law 8,884/1,994.

In the analysis of the Association Agreement, CADE found that BRF would control over 50% of the main processed food markets, and that, in Brazil, there are few competitors that control a market share greater than 10%. In CADE’s view, the limited market competition derives from the lack of structured companies that have production scale and competitive brands.

To prevent market concentration on a single company and avoid the possible economic consequences of such scenario, CADE considered necessary to intervene in the structure of BRF. In July 2011, a Performance Commitment Agreement (TCD – “Termo de Compromisso de Desempenho ”) was signed, determining the actions considered necessary to ensure a competitive environment in the processed foods market.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Description of the Companies and TCD

Performance Commitment Agreement (cont. )

To comply with the TCD, on March 20th, 2012, BRF, Sadia and Marfrig signed an Assets Exchange Contract (Exchange Contract –“Contrato de Permuta de Ativos e Outras Avenças ”), under which Marfrig will exchange the following TCD Assets :

a) Shareholders’ Interest in Quickfood

The total shareholding interest held by Marfrig , directly and indirectly, is equivalent to 90.05% of the shares issued by Quickfood , a company based in Argentina.

As part of the agreement, Marfrig agreed to adopt all necessary measures to segregate the processed food activities (selected assets for the Transaction together denominated as Quickfood Pro Forma of the slaughter activities that will remain under Marfrig’s control.

The Exchange contract establishes the segregation of these assets before the Transaction . The detailed segregation of the assets is described in the following slides.

Quickfood

Quickfood is one of the leading companies in the beef processing and packaging sector in Argentina, supplying beef cuts, by-products and own brand products in the domestic and international markets. The company has approximately 4,000 employees.

Through its brand “Paty”, Quickfood is the main supplier of frozen hamburger in the domestic market and the second largest producer of Vienna sausages. The Company also offers other frozen products and meat derived products.

Products

Quickfood has a diversified portfolio of products to meet the needs of the different segments where it operates. The Company’s production is divided into the following business units:

Processed Products

It includes products such as Paty hamburger, PatyViena sausages, frozen vegetables produced by Quickfood , consumable animal fat and pork fat, cold cuts, frozen meat balls, ultra frozen young bull cuts, breaded Patynesa beef hamburger and Lamb Weston french fries.

Quickfood offers these products to retailers and supermarkets, as well as to food markets, including fast food chains, delicatessens and buffets for specific events.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Description of the Companies and TCD

Performance Commitment Agreement (cont. )

Slaughter

The slaughter unit comprises beef, pork, beef cuts and by-products production. This division produces cold and frozen cuts, and sundry by-products, including skin, pluck and fat.

Quickfood also exports high quality cold cuts and frozen beef cuts mainly to the European Union (including approximately 10% of the Argentine’s share on the Hilton portion in 2011), Brazil, Chile and other markets. In the domestic market, Quickfood sells beef through retailers and supermarkets.

Corporate Structure

On November 20th, 2007, Marfrig acquired 84% of the shares issued by Quickfood from its controlling shareholders (Bameule family). In the transaction, Marfrig also acquired the subsidiary of Quickfood in Uruguay, “Establecimentos Colonia”, as well as two independent meat packing companies in Argentina: Best Beef S.A. in Vivorata, at Buenos Aires district; and Estancia del Sur S.A. in Córdoba district. The transaction was concluded through the subsidiary of Marfrig in Argentina, Argentine Breeders and Packers S.A. (“AB&P”).

In December 2010, Marfrig decided to undertake a corporate reorganization through capital injections in Quickfood, incorporating Marfrig’s shares on AB&P and its subsidiaries. Through this transaction, Marfrig transferred the shares and assets of AB&P to the capital of Quickfood , increasing its ownership interest in Quickfood to 90.05% .

In addition, in May 2011, Quickfood incorporated its subsidiaries (except for Estancias del Sur S.A.), aiming cost synergies through the integration of the respective businesses.

Quickfood is listed in the stock exchange of Buenos Aires, and 9.95% of its shares are traded under code PATYAR.

The shares of Quickfood traded in the market are mainly held by the Argentine Social Security Agency (“ANSES”), with 5.27% of shareholding interest in Quickfood .

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Description of the Companies and TCD

Performance Commitment Agreement (cont. )

Since 2009, Quickfood’s market capitalization varied between US$190 million and US$85 million.

However, these transactions cannot be considered as indicators of Quickfood’s value since the Company´s stocks are illiquid. In 2009, the companies comprising the Merval Index (the Argentine reference index that includes 80% of the value traded in the market) had a total monthly average volume of approximately US$250 million, while Quickfood’s trading shares only accounted for US$290 thousand (0.1% of the Merval index volume) .

Quickfood’s ownership structure is shown below:

Source: Quickfood’s management
*Beginning in December 2011, Quickfood Chile SA will become a non-operational company and its book value in Quickfood is not representative.

Operations

Quickfood operates, directly or indirectly, nine processing units, equipped with modern and efficient infrastructure. Five units operate in the slaughtering and packaging sector, and the remaining units are focused on the production of processed products such as hamburgers, Vienna sausages, cold cuts and frozen vegetables, as well as breaded beef for export.

Quickfood
Processed Food Plants	Slaughtering plants
Martinez	Hughes
Baradero	Villa Mercedes
Arroyo	Unquillo
Pilar	Vivoratá
San Jorge	San Jorge
Source: Quickfood Management

The units are not only strategically located next to the cattle raising areas, such as the districts of Buenos Aires, Córdoba, Santa Fé and San Luis, but also next to the city of Buenos Aires, the largest domestic consumer market.

Quickfood’s wide distribution network covers the entire Argentine territory, serving the customers from its own distribution centers in Martinez (Buenos Aires) and San Jorge (Santa Fé).

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Description of the Companies and TCD

Performance Commitment Agreement (cont. )

Historical Performance

Following the incorporation of AB&P into Quickfood , a fact that increased the number of slaughtering units in the operations, the Company’s margins were reduced considering the difficulties faced by the beef slaughtering sector.

This reduction in the industry margins reflects the decrease in the cattle supply for slaughter and the subsequent increase in raw material prices that were not transferred to the consumer, because of the restrictions imposed by the Federal Government.

On the other hand, the processed product sector recorded a positive performance with a significant increase in sales (mainly in the segments of vegetables and Vienna sausages) and solid margin since this segment was able transferred the cost increases to consumers.

EBITDA composition per categories:

				(AR$ million)
2011 Results	Processed Food Unit	San Jorge Slaughtering Unit	Quickfood Pro Forma¹	Slaughtering Unit¹

Revenue	928	644	1,573	1,808
EBITDA	120	-6	114	-199
% of Revenue	12.9%	-0.9%	7.2%	-11.0%

Notes: Non-audited results
¹San Jorge's slaughtering unit will be part of the asset group to be be traded, considering that this slaughtering line is integrated to the processed line. processados.
Source: Quickfood Management

The performance of the San Jorge unit was above the other slaughtering business average due to its integration with the processed food unit and higher operational use. In addition, the unit is supplied by a specific cattle breed, resulting in lower raw material costs.

Quickfood’s Operations Segregation

As part of the agreement between Marfrig and BRF, and in accordance with the TCD requirements, the Transaction will solely be comprised of the Quickfood’s assets related to the beef processing activities.

Accordingly, Marfrig intends to segregate the processing and slaughtering operations, whereby the assets will be grouped as follows:

Assets related to the slaughter activities (Slaughter Unit)

  Industrial units:

- Hughes;

- Villa Mercedes;

- Vivoratá;

- Pilar;

  Warehousing facilities;
  Cattle breeding activities;

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Description of the Companies and TCD

Performance Commitment Agreement (cont. )

  Shareholders’ interest in Estâncias del Sur S.A.;
  Operating assets and liabilities related to this activities; and
  Other non-operating assets.

Assets related to processed product activities (Quickfood Pro Forma )

  Industrial units:

- Martinez;

- Baradero;

- Arroyo; and

- SanJorge, including the slaughtering and packaging activities, since the slaughter line of this plant is integrated with the processed product line (hamburgers), making the segregation impracticable; and

  Operating assets and liabilities related to the activities of these plants.

Therefore, for the purposes of this valuation, the activities of Quickfood Pro Forma were solely considered.

The Quickfood’s pro forma balance sheet after segregation of assets is as follows.

			(AR$ thousand)
Balance Sheet 12/31/2011	Quickfood ¹	Slaughter Unit ²	Quickfood Pro Forma²
Cash & Cash Equivalents	131,912	-	131,912
Investments	29,013	-	29,013
Receivables	251,858	-	251,858
Other Credits	131,532	-	131,532
Inventory	349,316	247,027	102,289
Other assets	4,368	827	3,541
Total Current Assets	898,000	247,855	650,145
Investments	129,283	129,103	180
Other credits	112,565	103,361	9,204
PP&E	320,620	221,687	98,933
Intangible Assets	1,361	-	1,361
Other Assets	16,072	5,154	10,918
Goodwill	30,444	30,444	-
Total Non-current Assets	610,345	489,750	120,596
Total Assets	1,508,345	737,604	770,741
Commercial Debts	321,207	-	321,207
Loans	483,463	425,281	58,182
Financial Leases	5,427	-	5,427
Social Debts	38,461	-	38,461
Fiscal Debts	12,911	-	12,911
Other Debts	5,407	-	5,407
Provisions	15,292	-	15,292
Total Current Liabilities	882,168	425,281	456,887
Commercial Debts	4,304	-	4,304
Loans	201,533	177,279	24,253
Financial Leases	4,042	-	4,042
Fiscal Debts	1,838	-	1,838
Provisions	3,102	-	3,102
Total Non-current Liabilities	214,818	177,279	37,539

Total Liabilities	1,096,986	602,560	494,426

Total Equity	411,359	135,044	276,315

Total Liabilities + Total Equity	1,508,345	737,604	770,741

1 Audited Balance Sheet
2 Assets and Liabilities segmentation provided by Quickfood Management

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Description of the Companies and TCD

Performance Commitment Agreement (cont. )

The balance sheet presented was prepared by Quickfood’s Management and has not been audited.

As part of the segregation process, the following assets will be transferred to the Slaughter Unit:

  Operating assets, including property, plant and equipment (machinery and equipment, two lines of hamburger production, land etc.), inventory (mainly cattle), shareholders’ interest in Estancias del Sur S.A., as well as other immaterial assets;
  Financial debts are presented net of cash from the segregated assets; and
  Other long-term credits refer to the accumulated tax loss carry forward to be consumed in the segregation of assets operation.

The remaining assets and liabilities will be held by Quickfood Pro Forma .

b) Payment in Cash

The additional payment in the amount of R$350 million, of which R$100 million will be paid between June of 2012 and October of 2012 and the remaining amount, R$250 million, will be paid in 72 monthly installments, at market interest.

c) Carambeí’s Purchase Option

Following the lease period granted by BRF to Marfrig for the industrial plant located in the City of Carambeí, the amount of R$188 million will be paid as collateral to the eventual exercise of the purchase option.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Market Overview

Worldwide Beef Production

Between 2007 and 2011, the annual average growth of the worldwide beef production was 1.80%. Amongst the largest beef producers, Chine recorded the highest increase (3.14%), followed by Brazil (2.77%) .

Source: United States Department of Agriculture (USDA)
* CWE = Carcass Weight Equivalent

Brazil is the fifth largest country in the world in terms of territory and 20% of its area comprises feeding land. Based on the data provided by the Brazilian Association of Beef Exporters Industry (ABIEC) and the Brazilian Institute of Geography and Statistics (IBGE), Brazil has approximately 205 million of cattle heads, 40 million of pork heads and 1.2 billion of poultry and chicken heads. Brazil ranks third in beef production in the world, after USA and China.

China is the largest producer of swine, the USA is the largest poultry producer, while Brazil stands out as the main producer of cattle and the third largest poultry producer.

Source: USDA
* CWE = Carcass Weight Equivalent

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Market Overview

World Consumption of Meat

The world meat market is undergoing a change in the consumption profile of the major countries. According to information from IBGE, the United States Census Bureau and the United States Department of Agriculture (USDA), while developed regions, such as the USA and Europe, show declines in per capita meat consumption in the order of 1% per year, developing countries such as China and Brazil show a growth of about 3 to 4% yearly.

The chart below presents the global consumption of meat by country;

Source: USDA
* CWE = Carcass Weight Equivalent

The meat consumption profile in the main consuming countries in 2011 is presented as follows:

Source: USDA
* CWE = Carcass Weight Equivalent

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Market Overview

Argentine Beef Sector

Because of the existing quality control legislation effective in the countries importing Argentine beef, over past few years, the main Argentine beef packing companies developed modern production processes, invested in the work force qualification and efficiency and created high level of hygiene and sanitation conditions.

The Argentine beef sector is comprised of a large and heterogeneous group of market players, including small, medium and large-sized slaughterhouses. Among them, the small-sized slaughterhouses (below 20,000 heads/year) represent 338 establishments of a total of 500. On the other hand, in terms of total animals slaughtered, two of the largest subgroups accounted for 41% and 11% of the total production, respectively.

However, according to the Instituto de la Promoción de la Carne Vacuna Argentina (IPVCA) an increase in the sector concentration is expected for the next years, not only because of establishment of international companies (mainly Brazilian companies) in the beef processing market, but also because of the local governmental policies directed to the implementation of new sanitation standards in Argentina. In this beef sector consolidation process, the companies with available capital, effective production and state-of-the-art technology will have competitive advantages.

Heads slaughtered annually (except when indicated)
Group	Between 1 - 1.000	Between 1.001- 20.000	Between 20.001- 50.000	Between 50.001- 100.000	Between 100.001- 200.000	Above 200.000	Total

Number of establishments	138	200	63	51	41	7	500
Animals slaughtered (thousand)	42	1,176	2,044	3,766	6,042	1,671	14,742
Average monthly slaughter	1.3	24.5	135.2	307.7	614.0	994.7	122.9

Source: IPVCA

After several years of expansion, the cattle slaughtering in Argentina decreased by 26% in 2010 and 7% in 2011. This reduction is a result of the livestock decrease, from 58 million heads at the beginning of 2007 to 48 million in 2011, caused by of one of the hardest drought in Argentinian history. This natural disaster affected several farming areas and forced farmers to reduce the number of herbage for cattle.

Source: Ministerio de Agricultura, Ganadería y Pesca da Argentina

The lack of regulation in the sector increased the number of female animals slaughtered and reduced the slaughter of young calf, damaging the livestock population.

In addition, the lack of incentives, the implementation of an export license system (ROE), the discontinuity of beef exports and the prices impositions for live cattle adversely affect the efficiency and investments in the primary sector.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Market Overview

Argentine Beef Sector (cont. )

As a consequence of the previously discussed issues, the live cattle prices increased significantly over the last few years.

Considering the restrictions imposed by the Argentine Government on the consumer price increases, the food industry margins, mainly the slaughtering sector, were pressured by the increase in cattle cost (raw material) .

The changes in cattle price yield compared to beef for consumption are shown in the chart below.

Source : Ministério de Agricultura y Pesca da Argentina

Argentine Beef Consumption

In 2011, approximately 2.2 million tons of beef, or 90% of the production, were allocated to the domestic market, while the remaining 10% were allocated to the foreign market.

The low production volume in 2011 increased the beef prices, decreasing the consumption per capita, totaling 57 Kg per capita per year (after reaching a 15 year high level in 2008/09: 69 Kg per person) .

Source: Ministerio de Agricultura, Ganadería y Pesca da Argentina

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Market Overview

Argentine Processed Food

According to the information provided by the Oficina Nacional de Control Comercial Agropecuario (ONCCA), the Argentine processed food sector has 386 qualified plants with high level of geographic concentration in the Southeast region of Buenos Aires (64) and in the district of Buenos Aires (191), followed by Santa Fé (47), Córdoba (29) and the remaining country (55). This distribution reflects the areas of higher consumption in the country.

Based on the estimates of the Cámara Argentina de la Industria de Chacinados y Afines (CAICHA), the processed beef and pork products increased by 62% between 2002 and 2007, totaling 390 thousand tons. Between 2008 and 2011, the growth speed decreased by 8%, totaling 409 thousand tons.

Source: CAICHA

More than 99.5% of the production is directed to the domestic market, reflecting the governmental export restriction policies over the last years.

Still, the industry has idle capacity, which could be used to increase the export levels, considering the quality of the Argentine products.

The products are mainly sold through distributors that, because of scale, have resources to invest in cooling equipment. The most important sales points in terms of sales volume are the retailers and wholesalers (70%) when compared to the supermarkets.

Processed Food Consumption in Argentina 2

The Argentine processed food market is at initial stage when compared to other Latin American countries.

A research conducted by TNS Gallup Argentina 3 on the processed food market defined the main characteristics of the sector:

  Three out of ten persons consumed one processed product in the last month.
  60% consumed hamburgers, followed by poultry that was consumed by two out of ten persons.
  The reasons for the consumption of these products include (by order of importance to the consumer): simplicity and longer validity period when stored in the refrigerator.

1. Processed food includes: canned products, Vienna sausages, smoked beef, hamburgers and other.
2. Source: Actualidad magazine, August 2011.
3. Member of Gallup International Association that performs market studies and public opinion researches.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Market Overview

Processed Food Consumption in Argentina (cont. )

  The reasons identified for not consuming the mentioned products include: aversion to taste, high price of products and lack of freshness.
  Young people consume more than old people.
  The consumption is greater in higher income classes.
  70% of the total consumption is concentrated in the city of Buenos Aires or in Buenos Aires metropolitan area.

Other reasons that contributed to the relative underdevelopment of this market include non-competitive prices and lack of product options in the sales points.

Argentina has expanded above its recent historical rates and, because the consumption of processed products is directly proportional to the purchase power, it is expected that the market players will reach high expansion rates in the near future.

Along with the discussed factor, according to statistics of developed countries, the economic growth changes the consumer’s usual behavior. There is a tendency for the consumption of products that are easy to be prepared and cooked, maintaining, at the same time, their nutritional properties.

Finally, the redefinition of the strategies of the market players through diversification of products and directed market will also contribute to improvements in the sector.

Frozen Food Consumption in Argentina

Per capita consumption of frozen products 1 in Argentina was 1.6 Kg/year in 2010, reflecting a growth rate of 25% between 2006 and 2010. This market has increased faster than the food market in general, mainly leveraged by soybean and poultry products, as well as breaded products.

The Argentine market is relatively underdeveloped when compared to other Latin American markets, such as Chile or Brazil, which recorded, in 2010, a consumption per capita of 3.9 and 3.7 Kg, respectively.

Still, the consumption in Latin America is significantly lower compared that of most developed countries. England, the largest consumer market, in terms of frozen products, records per capita consumption levels of 42.5 Kg/year.

Frozen food per capita consumption
Country	kg/hab in 2010

Argentina	1.6
Brasil	3.7
Chile	3.9
Inglaterra	42.5
USA	36.0
Espanha	19.0
França	17.0

Source: Kantar Worldpanel

1. Frozen food include: hamburgers, poultry and breaded poultry products, vegetables, fish and breaded poultry products, soybean products, pasta and pizza.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Market Overview

Main Players in the Domestic Market

Molinos Río de la Plata

Molinos Río de La Plata (“Molinos”) is the largest company of own-branded food products in Argentina. Molinos produces a wide range of food packaged products for domestic consumption, including frozen products, oil in bottles, butter, pasta, mixtures, package flour, tea, rice and cold cuts. The company also exports refined sunflower oil and is one of the main exporters of oil in bottles in Argentina.

Molinos’ main brands include: Granja del Sol (hamburgers, breaded products and frozen vegetables), Vienissima (Vienna sausages), Patitas (breaded products), GoodMark (hamburgers) .

Swift

Swift Armour Inc. is a company headquartered in Argentina that, since 2005, is a subsidiary of JBS S.A. Brazil. The company is focused on the production of frozen, crude and tined beef, in addition to cold cuts, hamburgers and canned products.

Paladini

Paladini is one of the main food companies in Argentina and produces cold cuts, canned products and processed beef. Paladini is a family owned company fully financed by the Argentine capital and continuously invests in machinery and infrastructure, which supported the growth over the last few years.

Granja Iris and Ser Brands

These brands were sold by Mastellone Hermanos S.A., the main Argentine manufacturer of milk by-products, to Visom, the owner of a slaughterhouse in the district of Buenos Aires.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Market Overview

Market Share

Hamburger

Quickfood is the hamburger market leader considering that approximately 63% of the market consumes the Company’s products.

The Company’s most important competitors are Molinos Río de La Plata and Swift, which individually held a market share of 11% in 2011.

Sources: CCR Market Research Agency

Canned Products

Quickfood’s market share in this particular segment increased from 15% in 2009 to 20% in 2011, reducing the market share of the leading company in the market: Molinos Río de La Plata.

Sources: CCR Market Research Agency

Frozen Vegetables

Quickfood started its operations in this market in 2010, following the acquisition of the frozen vegetable business from Arcor. The market leader is Molinos Río de la Plata, with a 66% market share in 2011.

The trends indicate that the frozen vegetable market will increase in the near future, as it is relatively underdeveloped in Argentina and the potential consumption will be leveraged by the economy recovery.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Methodology

	Income Approach	Asset Approach	Market Approach
Application	Used to appraise going concerns, with a focus on their potential capacity to generate future profits.	Used to appraise holding companies or businesses no longer capable of generating an adequate return on investment, in which case they should be liquidated.	Used to appraise going concerns, with a focus on their potential capacity to generate future profits.
Methods	Discounted cash flow: TCD Assets future operating cash flows discounted to present value. Capitalization of profits: normalized historical profits are capitalized by index (capitalization rate).	Appraisal of assets and liabilities at liquidation or market value, and adjustment of the TCD Assets equity accordingly.
  Guidelines Public Companies: application of market multiples obtained from the capital market (e.g. share price/earnings).
  Guidelines Transaction Multiples: refers to past transactions involving comparable companies to obtain the price paid/sales, EBITDA, etc.

Main Advantages	Considers the most relevant and intrinsic aspects of the business. Accepted worldwide as the most complete and suitable method.	Easy to apply.	Reference to market parameters. Provides best value estimate in the case of acquisition of shareholding control.
Main Disadvantages	Assumptions and projections may involve a high degree of subjectivity. Appropriate discount rate calculation. Relevant residual value (perpetuity).	Does not reflect the TCD Assets potential value. Not suitable for appraising intangible assets.	Data not always available to the public. Difficulty in determining the comparability of guideline data. Difficulty in defining a sample of guideline companies.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Methodology

Considering the objective of the study, the expectations of profit and cash generation in the future, we have adopted the Income Approach to value Quickfood Pro Forma , based on the discounted cash flow methodology.

The discounted cash flow methodology considers that the economic value of a business is related to the present value of the net cash flows generated by the profitability of its operations in the future, as follows:

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Documents Received

In our study, we based our estimates, assumptions and considerations on the documents and information provided by Quickfood’s and Marfrig’s Management. These documents and information reviewed and considered by us, but not audited, include the following:

  Business plan and financial projections prepared by Quickfood’s Management from January 2012 to December 2016, including projected revenue, costs, expenses and investments;
  Quickfood Pro Forma’s Audited financial statements for the periods that ended June 30th, 2011 and December 31st, 2011;
  Quickfood Pro Forma’s historical financial information divided by business unit from January to December 2011;
  Pro forma balance sheet of the processed and frozen products business units, separately;
  Other relevant information on the performance of the business units (processed and frozen products);
  Information on the Transaction and characteristics of the assets involved;
  Electronic consultation to the several different sources of information related to the sector;
  Macroeconomic projections and indicators of “The Economist” and Central Bank of Brazil;
  Electronic consultation to Quickfood’s website; and
  Deloitte’s Database and other public information.

In addition to the documents and information referred to above, we held meetings with Quickfood’s and Marfrig’s Management to gather information that could improve our understanding about the operational process, as well as to discuss the main assumptions and considerations on which the projected future cash flows were based.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Discount Rate

Discount Rate

WACC* = Ke(E/E+D) + Kd(1-tax)(D/D+E)
CAPM** = rf + ²(ERP) + CRP + SP
Risk free rate (rf)	3.71%	(a)
Equity Risk Premium (ERP)	6.70%	(b)
Beta ²	0.65	(c)
Country Risk Premium (CRP)	7.20%	(d)
Size Premium (SP)	4.07%	(e)
Specific Risk	2.00%	(f)

Nominal Cost of Equity (Ke) - US$	21.32%

% Equity (E)	67.5%	(h)

Nominal Cost of Debt (gross)	12.00%
Tax Rate	35.0%

Nominal Cost of Debt (Kd)	7.80%	(g)

% Debt (D)	32.5%	(i)

Nominal WACC - discount factor adopted	16.93%

Real WACC - for reference	14.37%

* Weighted Average Cost of Capital
** Capital Asset Pricing Model

Notes:

a.   Represents the return required by investors for investing in securities that are, conceptually, risk-free. In this case, the arithmetic average return obtained over the last 24 months from U.S. T-Bonds (of 20 years to maturity) was adopted as the risk-free rate. Source: Deloitte’s Analysis.

b.   Represents the return in excess of the risk-free rate that an investor would demand for investing in the capital market (Equity Risk Premium) due to the risks involved. The average premium offered by the shares (appreciation and dividend payouts) of large U.S. corporations since 1926 was adopted. Source: Morningstar (ex-Ibbotson Associates) .

c.   Represents the risk associated with the company or industry under consideration. In calculating Beta, the average unlevered Beta of companies engaged in the same industry as Quickfood was used, based on their individual capital structure and income tax rate. The average Beta was then levered by referring to the average capital structure of the industry and by the average income tax and social contribution rate of 35%. Source: Deloitte’s Analysis.

d.   Represents the additional premium required by an institutional investor for investing in Brazil (Country Risk Premium) . In this case, the arithmetic normalized average spread between United States and Brazilian Government bonds with similar terms to maturity was adopted. Source: Deloitte’s Analysis.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Discount Rate

Notes (cont. )

e.   Represents the additional premium required by an institutional investor depending on the size of the company. The average premium observed for the shares of micro North American companies since 1926 was adopted. Source: Morningstar (ex-Ibbotson Associates) .

f.   Represents the specific risk related to the implementation of Quickfood’s Management business plan. Source: Deloitte’s Analysis.

g.   The cost of debt was based on the average long term debt cost for benchmarks, net of tax benefit of 35%. Source: Deloitte’s Analysis.

h.   The financial leverage was calculated by considering the same companies as in the Beta calculation. The arithmetic average debt-to-equity ratio found on a sample of Quickfood’s comparable companies. Source: Deloitte’s Analysis.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

The general assumptions adopted in this study are as follows:

  As described in chapter “Description of the Companies and TCD”, the business valuation was conducted considering the Quickfood Pro Forma’s operations;
  Valuation base date: December 31st, 2011;
  The projections are presented on a nominal basis, i.e., include future inflation effects;
  The projected amounts are expressed in thousands of Argentine pesos (million of AR$), except when otherwise indicated;
  The projected nominal cash flows in pesos were converted into USA dollars and discounted at the estimated discount rate of 16.93% (nominal WACC in USA dollars);
  The business valuation of Quickfood Pro Forma , considers a projection period from January 2012 to December 2016;
  The residual value was calculated based on the perpetuity of the last projected cash flow, adjusted for investment requirements, considering a constant nominal growth of 3.00%;
  The valuation includes a single projection scenario reflecting the continuity of the operations of the TCD Assets and their respective growth, based on the future performance expectation of the operating units, considering the expansion plans;
  This valuation considers the projected operating results (Debt Free model), the non-operating assets and liabilities were added to or deducted from the value of the operations of assets and rights to be exchanged, when applicable; and
  The macroeconomic assumptions adopted in the projections are as follows:

Macroeconomic Assumptions	2012	2013	2014	2015	2016

Inflation Rates - Argentina	22.0%	16.0%	12.0%	8.4%	8.1%
Inflation Rates - United States	1.8%	1.8%	2.2%	2.3%	2.3%
GDP - Argentina	3.8%	4.0%	3.7%	3.8%	3.5%
Average exchange rate (AR$:US$)	4.59	5.21	5.82	6.26	6.63
Exchange rate (R$:US$)	1.75	1.75	1.80	1.83	1.80

Source: Economist Intelligence Unit, Deloitte´s Analysis and Brazilian Central Bank as of 12/30/2011

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

Volume

  The sales volume was projected based on Quickfood’s business plan (“Business Plan”) for the main product lines: i) processed products, hamburgers, Vienna sausages, frozen vegetables, cold cuts and other processed products; and ii) beef in natura and byproducts.

Processed Products

  The sales volume was estimated per product category, based on the expected increase in demand for processed products arising from the economic growth and potential change in the consumption profile by the Argentine population.
  From 2012 to 2016, CAGR was estimated at 9.4% p.a., following the increase in demand and market share of the Quickfood Pro Forma’s products over the last few years.
  This growth is based on the strategy to increase marketing expenses that will be supported by the distribution structure developed by Quickfood Pro Forma , (structure designed for the commercialization of Paty’s products in the country) .
  Quickfood’s Management estimates investments to improve the capacity of its plants (approximately US$43 million from 2013 to 2016).

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

Volume (cont. )

Beef In Natura and By-products (Slaughtering Operations in San Jorge)

  The volume of beef and by-products was projected based on the volume of slaughtered animals and productivity increase from 2013, reflecting livestock recovery in Argentina.

  Quickfood’s Management expects to increase its productivity through the implementation of new techniques used in other American Latin countries (i.e. Brazil).

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

Average Price

  The increase in the average price of processed products in the domestic market was estimated based on the Argentine projected inflation rate.
  The projected price of beef in natura, considered the actual adjustment, reflecting the estimated improvement in the sector margins.
  The export prices were projected based on the depreciation of local currency and USA inflation rates expectations.
  The average price includes the projected change in the product mix.

Gross Revenue

Projected gross revenue is as follows:

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

Gross Revenue Deductions

  Gross revenue deductions refer to taxes on sales and were calculated based on the historical deductions, as follows:

- Rate of 1.2% for sales in the domestic market.

- Rate of 13% for sales in the international market.

- Starting in 2013, international sales of beef in natura and byproducts will be exempt from taxes.

  The reduction as a percentage of gross revenue in the long term correlates to the tax exemption on exports of beef in natura and byproducts.

Net Revenue

The changes in net revenue, based on the previous assumptions, are as follows:

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

Cost of Goods Sold (COGS)

Cost of goods sold is comprised of costs of raw materials, production inputs and general manufacturing expenses. The beef cost is one of the main cost of goods sold items.

Processed Products

  The costs of processed products were projected based on the historical average margins per line of product, considering a gain of scale in the long term.

Beef In Natura and By-products (Slaughtering Operations in San Jorge)

  As mentioned, over the past few years, the cattle price was affected by the reduction of the Argentine livestock, due to natural disasters and governmental policies.
  Despite the increase in the products’ average sales prices, the increase in the beef price (raw material) adversely affected the slaughtering industry margins. In the long term, the Company’s management expects to recover the margins through the alignment of the adjustment yield of the beef prices and sales to the consumer prices.

Source : Ministério de Agricultura y Pesca da Argentina

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

Cost of Goods Sold (COGS) (cont. )

  The costs of slaughtering operations in San Jorge were projected based on the recovery of the industry margins, based on the following assumptions:

- Changes in the Argentine regulatory environment to adjust the prices on real and nominal terms ensuring, the economic feasibility of the business chain;

- Recovery of the Argentine livestock to improve the production capacity of the industries (idleness reduction) and reduction of cattle acquisition costs due to increase in demand;

- Improvements in the production process in the San Jorge industrial plant.

Other Costs and Operational Expenses

  Other operating costs and expenses include expenditures with personnel, electricity costs, maintenance costs, rentals costs, marketing expenses, general costs, administrative expenses, among others.
  The mentioned costs and expenses were projected based on their fixed/variable nature: i) variable costs were estimated based on the historical proportion in relation to net revenue; and ii) fixed costs were estimated based on the projected inflation for the period.
  In addition, the Company’s Management expects an increase of 25% in marketing expenses to support the volume growth strategy and an increase of 25% in administrative expenses and general costs in 2012, reflecting the synergy loss resulting from the segregation of assets.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

EBITDA

Projected EBITDA, is as follows:

Investments

  Investments were projected based in the maintenance of fixed asset operations and production capacity expansion to reach the projected production level.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Assumptions

Depreciation

  To calculate the depreciation and amortization, the rates provided by the Company’s Management, based on the tax useful life of each group of assets were used.
  For the depreciation of new investments, the average depreciation rate was applied, considering the nature of these investments.

Working Capital

  Working capital variation was calculated considering trade accounts receivable, tax credits, inventories, accounts payable, and social security and tax obligations.
  In the balance sheet, only the balances related to Quickfood Pro Forma’s operations were considered.
  The working capital requirements related to the Quickfood Pro forma’s operations were estimated in 8% of net revenue, following the working capital requirements verified in December 2011.

Income Tax

  Income tax was calculated in accordance with effective rate of 35%.
  In accordance with Quickfood’s management, a significant portion of tax losses carry forward in December 2011 will be consumed in the segregation of the Company’s assets. The remaining balance was included in projections and will be fully amortized in 2012.

Non-operating Assets and Liabilities

  Non-operating assets and liabilities added to or reduced from the value of Quickfood Pro Forma’s operations were based on the Company’s Balance Sheet, as of the valuation date. No audit procedures were performed to determine their adequacy:

(AR$ million)
Economic Adjustments
. Cash and Cash Equivalents	132
. Other Credits (Intercompany and others)	80
. Loans and Financing	(92)
. Nonoperating Liabilities	(19)
Total Adjustment (AR$ million)	101

Total Adjustment (US$ million)	23

Note: Exchange rate as of 12/31/11 AR$:US$ of 4.30.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Valuation Results

Economic Value

In the valuation of Quickfood Pro Forma , the Income Approach was adopted, applying the Discounted Cash Flow methodology. Based on the scope of analyses, the carried out research completed, the methodology applied, the assumptions and considerations adopted and the information obtained during the execution of the valuation process, as described in this Report, the economic value of Quickfood Pro Forma , as of December 31st, 2011, was estimated at R$518 million (five hundred and eighteen million reais), as shown below:

Present Value of Cash Flows (US$ million)	67
(+) Perpetuity (US$ million)	186
Operational Value (US$ million)	253
(+) Economic Adjusments (US$ million)	23
Economic Value (US$ million)	276
Exchange Rate R$/US$*	1.88
Total Economic Value (R$ million)	518
Marfrig's Stockholders' interest	90.05%
Proportional Economic Value (R$ million)	466

* Source: Brazilian Central Bank - as of 12/31/11.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Glossary

We provide below the glossary of technical terms, foreign expressions and other abbreviations and indicators used in the Economic and Financial Report, in alphabetical order:

  ABIEC: Brazilian Association of Beef Exporters Industry.
  BM&F Bovespa: São Paulo Stock Exchange.
  Business Plan: business plan.
  CADE: Administrative Council of Economic Defense.
  CAGR: Compound Average Growth Rate.
  CAICHA: Cámara Argentina de la Industria de Chacinados y Afines (Argentine Chamber of Canned Products and Related Products) .
  CAPEX: Capital Expenditure. Capital used to acquire, improve or maintain the company’s physical assets.
  CAPM: Capital Asset Pricing Model. The method adopted to determine own capital cost.
  CCR: International Market Research Agency.
  CPI: Consumer Price Index. It represents the projected inflation in the United States.
  COGS: Cost of Goods Sold.
  CVM: Brazilian Securities and Exchange Commission.
  CWE: Equivalent Carcass Price.
  DFP: Standardized Financial Statements.
  EBITDA: Earnings before Interest, Taxes, Depreciation and Amortization.
  EIU: Economist Intelligence Unit.
  Perpetuity: the present value of future cash flows, assumed to have a constant growth at regular intervals forever.
  DCF: Discounted Cash Flow.
  Food Service: segment of businesses and products directed to the corporate meal (e.g., restaurants, refectories etc.).
  GATT: General Agreement on Tariffs and Trade.
  Hilton Portion: an international import portion of high quality, fresh, cold and frozen beef.
  IBGE: Brazilian Institute of Geography and Statistics.
  IGP-M: General Market Price Index.
  IPCA: Extended Consumer Price Index.
  IPCVA: Instituto de Promoción de la Carne Vacuna Argentina (Institute of Argentine Beef Promotion) .
  IT rate: income tax rate.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Glossary

  ITR: Quarterly Information.
  Kantar Worldpanel: international consumer research agency.
  LTM: Last Twelve Month Period.
  MAGyP: Ministério de Agricultura, Pecuária e Pesca (Argentine Ministry of Fisheries and Livestock) .
  Morningstar (former Ibbotson Associates): provides historical and estimated data to the capital market to which we had access for the development of our work.
  ONCCA: Oficina Nacional de Control Comercial Agropecuario (Office for the Commercial Control of Agriculture Produce) .
  p.a.: per year.
  Peers: market players.
  PIB: Gross Domestic Product.
  ROE: Registro de Operaciones de Exportación (Export Operation Record) .
  San Jorge Slaughtering Operations: Quickfood’s slaughter operations in the San Jorge industrial plant.
  SELIC Rate: Base interest rate in Brazilian reais.
  SP: Size Premium.
  T-Bond: Treasury Bonds. The notes issued by the USA Government.
  TCD: Performance Commitment Statement entered into by BRF with CADE in July 2011.
  TNS GALLUP Argentina: member of Gallup International Association that performs market studies and public opinion researches.
  USCB: United States Census Bureau.
  USDA: United States Department of Agriculture.

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Formulas

where:
Beta = local weekly beta average of lasts five years for
comparable companies
Tax = average tax rate of comparable companies
D = net debt
E = equity

where:
KEUS$ = return required by own equity (CAPM) in U.S.Dolars
Rf = return obtained in risk-free bonds
b = beta
PRm = premium market
CR = country risk
SP = size premium

where:
KER$ = return required by own equity (CAPM) in Reais
InfR$ = expected brazilian inflation
InfUS$ = expected american inflation

where:
FCp = cash flow in perpetuity
Fd = factor discount
G = growth in perpetuity
WACC = weighted average cost of capital

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

MARFRIG
GROUP

À
DELOITTE TOUCHE TOHMATSU Consultores Ltda.
R. Alexandre Dumas, 1981
São Paulo-SP

30 de abril de 2012

At: Pieter Freriks e Marcela Yamamoto

Prezados Senhores:

A Deloitte Touche Tohmatsu Consultores Ltda. ("Deloitte Consultores") foi contratada pela Administração da Marfrig Alimentos S.A. ("**Marfrig**"), para preparar o Relatório de Avaliação Econômico-Financeira dos ativos selecionados da **Marfrig**, os quais integrarão a transação (**Transação**) de troca de ativos com a BRF Brasil Foods S.A. ("**BRF**"), em cumprimento às exigências do Conselho Administrativo de Defesa Econômica (**CADE**), firmadas no Termo de Compromisso de Desempenho (**TCD**) assinado em julho de 2011.

A data base da avaliação econômico-financeira é de 31 de dezembro de 2011.

Em março de 2012, em conjunto com a **BRF**, a **Marfrig** divulgou um Fato Relevante informando a assinatura de um acordo vinculante para a **Transação**, do qual farão parte os seguintes ativos da **Marfrig**:

a) Participação Acionária na Quickfood S.A. (Quickfood)

A totalidade da participação acionária detida pela **Marfrig**, direta e indiretamente, equivalente a 90,05% das ações da **Quickfood**, sociedade sediada na Argentina.

Como parte do acordo, a **Marfrig** se obrigou a adotar todas as medidas necessárias para segregar a atividade de alimentos processados (objeto da permuta denominado **Quickfood Pro Forma**) da atividade de frigoríficos que permanecerá sob o controle da **Marfrig**.

b) Pagamento em Caixa

O pagamento adicional da importância de R$350 milhões, dos quais R$100 milhões serão pagos entre os meses de junho e outubro de 2012 e o restante, no valor de R$250 milhões, será pago em 72 parcelas mensais, com juros de mercado.

c) Opção de Compra da Carambeí

Projected Income Statement

					(AR$ million)
	Projections
Income Statement	2012	2013	2014	2015	2016
Net Revenues	1,963	2,514	3,089	3,571	4,104
. % Annual Grow th	24.8%	28.1%	22.9%	15.6%	14.9%
Cost of Goods Sold	(1,636)	(2,011)	(2,428)	(2,779)	(3,175)
. % of Net revenue	-83.4%	-80.0%	-78.6%	-77.8%	-77.4%
Gross Profit	327	503	661	792	929
. % of Net revenue	16.6%	20.0%	21.4%	22.2%	22.6%
Other Costs and Operating Expenses	(187)	(229)	(273)	(310)	(352)
. % of Net revenue	-9.5%	-9.1%	-8.8%	-8.7%	-8.6%
EBITDA	139	274	388	482	577
. % of Net revenue	7.1%	10.9%	12.6%	13.5%	14.1%
. Depreciation and Ammortization	(13)	(17)	(24)	(36)	(44)
Profit/ (Loss) Before Icome Taxes	126	257	364	446	533
. % of Net revenue	6.4%	10.2%	11.8%	12.5%	13.0%
. Income Taxes	(15)	(90)	(127)	(156)	(187)
. % IR e CSLL	12.0%	35.0%	35.0%	35.0%	35.0%
Net Profit / (Loss)	111	167	236	290	347
. % of Net revenue	5.7%	6.7%	7.7%	8.1%	8.4%

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

Projected Cash Flow

	Projections					Perpetuity
Discounted Cash Flow	2012	2013	2014	2015	2016	Base
EBITDA (AR$ million)	139	274	388	482	577	577
. Changes in Working Capital (AR$ million)	(92)	(46)	(47)	(39)	(43)	(10)
EBITDA Net of Working Capital (AR$ million)	47	228	341	442	534	567
.Capital Expenditures (AR$ million)	(20)	(45)	(110)	(113)	(54)	(44)
. Income Tax (AR$ million)	(15)	(90)	(127)	(156)	(187)	(187)
Cash Flow (AR$ million)	13	93	104	173	294	337
. Exchange Rate (AR$:US$)	4.6	5.2	5.8	6.3	6.6	6.6
Cash Flow (US$ million)	3	18	18	28	44	51
Discount Factor ==>	0.9248	0.7909	0.6764	0.5784	0.4947	0.4947
Present Value of Cash Flows (US$ million)	3	14	12	16	22	26

Stake (em %)	100.00%	90.05%
Present Value of Cash Flows (US$ million)	67	60
(+) Perpetuity (US$ million)	186	167
Operational Value (US$ million)	253	227
(+) Various Adjusments (US$ million)*	23	21
Economic Value (US$ million)	276	249

Note: *Exchange Rate AR$4,30/US$ - 12/31/11.

Sensitivity Analysis – Company’s Operational Cash Flow

Share: 100%		Discount Rate			Share: 90,05%		Discount Rate

		17.23%	16.93%	16.63%			17.23%	16.93%	16.63%
Perpetuity Growth	2.70%	242	248	255	Perpetuity Growth	2.70%	218	223	229
	3.00%	246	253	259		3.00%	222	227	234
	3.30%	250	257	264		3.30%	226	232	238

Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

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Copyright © 2012 Deloitte Touche Tohmatsu Consultores Ltda. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 9, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director